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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                   EASCO, INC.
                            (Name of Subject Company)

                                   Caradon plc
                                  Caradon Inc.
                                  E Acqco Inc.
                                    (Bidders)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)
                                    27033E103
                      (CUSIP Number of Class of Securities)

                              Mr. Robert B. Leckie
                                  Caradon Inc.
                         2 Corporate Drive, Office 210,
                           Trumbull, Connecticut 06611
                                 (203) 445-9135
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                              Tracy T. Larsen, Esq.
                           Warner Norcross & Judd LLP
                         111 Lyon Street, N.W., Ste. 900
                          Grand Rapids, Michigan 49503
                                 (616) 752-2000

     E Acqco Inc., a Delaware corporation (the "Purchaser"), and an indirect wholly owned subsidiary of Caradon Inc., a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of Caradon plc, a public limited company organized under the laws of England, Parent and Caradon plc, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on August 3, 1999, with respect to their offer to purchase all outstanding shares (the "Shares") of common stock, $.01 par value, of Easco, Inc., a Delaware corporation (the "Company") at a purchase price of $15.20 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 1999 (the "Offer to


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Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which have been filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.

Item 10. ADDITIONAL INFORMATION.

         (g) On August 16, 1999, the Federal Trade Commission informed Parent, the Purchaser and the Company that it had granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for the acquisition of Shares under the Offer and related transactions.

         (h) On August 8,1999, the Ohio Division of Securities informed Parent and the Purchaser that it had allowed its jurisdiction over the Offer to lapse and that no further action is necessary to comply with the Ohio tender offer statute.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(11) Press Release issued by Parent and the Company on August 18, 1999.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 1999                         CARADON PLC

                                               By: /s/ Martin Clark
                                                  -----------------------------
                                                  Name: Martin Clark
                                                  Title: Group Finance Director

Dated: August 18, 1999                         CARADON INC.

                                               By: /s/ Robert B. Leckie
                                                  -----------------------------
                                                  Name: Robert B. Leckie
                                                  Title: Vice President

Dated: August 18, 1999                         E ACQCO INC.

                                               By: /s/ Robert B. Leckie
                                                  -----------------------------
                                                  Name: Robert B. Leckie
                                                  Title: Vice President